UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

NATIONAL COMMERCE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

63546L102

(CUSIP Number)

October 9, 2015

(Date of Event Which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63546L102	Page 2 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) NBC Holdings, LLC 35-2338112
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON N/A
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* PN

FOOTNOTES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ATB Management, LLC 20-8219467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON N/A
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON* PN

FOOTNOTES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth H. Polk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,467*
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 14,467*
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,467*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON* IN

FOOTNOTES

*See Item 4 Below

Item 1.

(a)	Name of Issuer:

National Commerce Corporation

(b)	Address of Issuer's Principal Executive Offices

813 Shades Creek Parkway, Suite 100

Birmingham, AL 35209

Item 2.

(a)	Name of Person Filing:

NBC Holdings, LLC

ATB Management, LLC

Kenneth H. Polk

(b)	Address of Principal Business Office or, if none, Residence:

NBC Holdings, LLC

2000 Morris Avenue, Suite 1200

Birmingham, AL 35203

ATB Management, LLC

2000 Morris Avenue, Suite 1200

Birmingham, AL 35203

Kenneth H. Polk

2000 Morris Avenue, Suite 1200

Birmingham, AL 35203

(c)	Citizenship:

NBC Holdings, LLC- Alabama

ATB Management, LLC- Alabama

Kenneth H. Polk- United States

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

63546L102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15. U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 14,467 shares*

(b)	Percent of class: 0.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 14,467 shares*

(ii)	Shared power to vote or to direct the vote: Inapplicable

(iii)	Sole power to dispose or to direct the disposition of: 14,467 shares*

(iv)	Shared power to dispose or to direct the disposition of: Inapplicable

*Prior filing detailed shares held by NBC Holdings, LLC, which was managed by ATB Management, LLC, its manager. Kenneth H. Polk was the sole member of ATB Management, LLC and a member of NBC Holdings, LLC, holding less than five percent (5%) ownership. All shares held by NBC Holdings, LLC have been either sold or distributed to the members of NBC Holdings, LLC, none of whom holds more than five percent (5%) of the outstanding shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Inapplicable

Item 8.	Identification and Classification of members of the Group

Inapplicable

Item 9.	Notice of Dissolution of Group

Inapplicable

Item 10.	Certification

Inapplicable

Exhibits

99.1 Joint Filing Agreement by and between Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2015

NBC Holdings, LLC

By: ATB Management, LLC, its Manager

By: /s/ Kenneth H. Polk
Name: Kenneth H. Polk
Title: Sole Member

ATB Management, LLC

By: /s/ Kenneth H. Polk
Name: Kenneth H. Polk
Title: Sole Member

/s/ Kenneth H. Polk
Kenneth H. Polk, Individually

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)